SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for November 12, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                            Form 40-F ☐

Enclosures:

1.               Media release : 15 October 2003

2.               Media release : 28 October 2003

3.               Media release : 30 October 2003

15 October 2003

Sasol appoints Max Sisulu as a senior executive

Sasol announced today that Mr Max V Sisulu has been appointed a Group General Manager of Sasol with effect from 1 November 2003. He will be a member of the Group Executive Committee and will be based at the Group’s headquarters at Rosebank, Johannesburg.

Max Sisulu currently serves as deputy chief executive officer of Denel (Pty) Limited. He is the Chairperson of the Economic Transformation Committee of the ANC, a council member of the Human Sciences Research Council (HSRC) and a member of the Premier of the Free State’s Economic Advisory Council.

He has five sons and is married to writer and biographer, Elinor Batezat Sisulu.

Pieter Cox, chief executive of Sasol, said “We look forward to Max joining us and to him playing a major role in the accelerating transformation of Sasol”.

Media Release

28 October 2003

Sasol’s Chemical Businesses

When Sasol Limited (Sasol) released its financial results for the year ended 30 June 2003, reference was made to the possibility of some disposals being considered and to various productivity improvement initiatives being accelerated in its chemicals portfolio.

Sasol is committed to its core chemical activities that have been acquired or expanded in recent years.

A recent strategy review within Sasol Olefins and Surfactants has, however, contributed to Sasol concluding that there is limited market overlap and therefore business synergy between its core businesses and the activities of Sasol Servo BV in The Netherlands.

A number of speciality chemical companies have already expressed an interest in acquiring Sasol’s shareholding in Sasol Servo BV.

Sasol has therefore decided to enter first phase discussions with a limited number of these interested parties with the intention of disposing of its equity interest in Sasol Servo. Sasol intends to complete this process with as little disruption as possible to customers, employees and other stakeholders.

With the expectation that this first phase will prove to be successful, Sasol expects to enter a second and final phase aimed at reaching a negotiated agreement for the sale of Sasol Servo BV before the end of its current financial year.

Ends

For more information, please contact:

Johann van Rheede
Sasol Group Communication: Media Manager
Telephone	+27 11 441-3295
Mobile	082 329 0186
E-mail	johann.vanrheede@sasol.com

Sasol Limited   1979/003231/06

1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa

Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: P du P Kruger (Chairman)  PV Cox (Deputy Chairman and Chief Executive)  E le R Bradley  WAM Clewlow  BP Connellan  LPA Davies (Executive Director)  JH Fourie (Executive Director)  MSV Gantsho  A Jain (Indian) S Montsi  TS Munday (Executive Director)  SB Pfeiffer  (American)  JE Schrempp (German)  CB Strauss  Company Secretary: NL Joubert

Sasol, with a market capitalization of approximately USD 7 billion, is an integrated oil and gas group with substantial chemical interests.  Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal. In the future Sasol expects to apply this technology to convert natural gas to diesel and chemicals. Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants. The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa. Internet address: www.sasol.com.

Disclaimer - Sasol Ltd

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on March 6, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Press Release

Sasol Limited

EUR 375,000,000

Syndicated Dual Currency Revolving Credit Facility

Crédit Agricole Indosuez (“CAI”) and Dresdner Kleinwort Wasserstein (“DrKW”) the “Mandated Lead Arrangers”) are pleased to announce that they have successfully closed the 3 year EUR 375,000,000 Syndicated Dual Currency Revolving Credit Facility (the “Facility”) for Sasol Limited (“Sasol” or the “Company”). The Facility was signed on Thursday, October 30, 2003.

Syndication was launched September 22, 2003 and was mainly aimed at a selected group of Sasol’s relationship banks. The transaction was highly oversubscribed raising EUR 500 million from the market. As a result, Sasol has opted to slightly increase the Facility amount to EUR 375,000,000 from EUR 350,000,000. 18 banks representing 7 different countries have joined the Facility.

The Facility will refinance the Company’s existing USD 400,000,000 syndicated loan facility signed in November 2000 and will also serve for general corporate purposes. It pays a margin of 60.0 bps per annum.

CAI and DrKW acted as joint Mandated Lead Arrangers and bookrunners. Dresdner Bank Luxembourg S.A. was appointed as Facility Agent.

Sasol is an integrated international oil and gas company based in South Africa with substantial and growing chemical interests worldwide. The company has developed world-leading technology for the commercial production of synthetic fuels and chemicals from low-grade coal as well as the conversion of natural gas to environment-friendly fuels and chemicals. The Company has received a BBB long-term foreign currency credit rating with a stable outlook from Standard and Poor’s. Sasol employs more than 30,000 people worldwide. It generated total sales of more than USD 7 billion and a consolidated net profit of USD 865 million during its financial year to 30 June 2003.

For further information, contact one of the bookrunners:

Crédit Agricole Indosuez:

Frédéric Hans, Director, Loan Syndications\Distribution, tel.: +33 1 4189 2808

Dresdner Kleinwort Wasserstein:

Bruno Bohlinger, Director, Loan Syndications \Distribution, tel.:+49 69 713 14284

Torsten Duwe, Director, Loan Syndications \Capital Markets, tel.:+49 69 713 191 21.

October 30, 2003

The syndicate comprises the following banks:

Mandated Lead Arrangers

Crédit Agricole Indosuez Dresdner Kleinwort Wasserstein

Lead Arrangers

ABN AMRO Bank N.V., Johannesburg Branch

The Bank of Tokyo-Mitsubishi, Ltd.

Barclays Bank PLC, South Africa Branch

BNP Paribas, ECEP

Commerzbank Aktiengesellschaft

Deutsche Bank Luxembourg S.A.

Fortis International Finance (Dublin)   &   Belgolaise Bank

HSBC Bank plc

ING Bank N.V.

LRP Landesbank Rheinland-Pfalz

Mizuho Corporate Bank, Ltd

SG Corporate & Investment Banking

Standard Chartered Bank

Sumitomo Mitsui Banking Corporation Europe Limited

Lead Manager

Bank of China — Johannesburg Branch

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2003
:	By	/s/ N L Joubert
Name: Nereus Louis Joubert
:		Title: Company Secretary